News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING ANNOUNCES SETTLEMENT OF 2007 COAL YEAR CONTRACTS

CALGARY, March 21, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Elk Valley Coal has completed negotiations for approximately 90% of its anticipated coal sales for the 2007 coal year commencing April 1, 2007.  If the remainder of the contracts are settled on similar terms, the average coal price for the 2007 coal year is forecast to be approximately US$91 per tonne, down from US$107 in 2006.  The weighted average price of 2007 calendar year coal sales is expected to be approximately US$96 per tonne, down from US$113 in 2006.  The 2007 calendar year average price includes approximately six weeks of carryover tonnage from the 2006 coal year. At the current U.S./Canadian dollar spot exchange rate of approximately CDN$1.16, the equivalent 2007 calendar year price would be CDN$111. Actual Canadian dollar coal prices received will vary from this amount based on fluctuations in exchange rates.  The Trust’s policy is to execute foreign exchange forward contracts as coal sales contracts for the coal year are finalized. As such, the Trust is commencing the process of executing foreign exchange forward contracts for the 2007 coal year, and further information will be disclosed in the Trust’s quarterly reports.

 “Overall, the 2007 coal year price settlements represent continuation of a strong seaborne coking coal market,” said Boyd Payne, President of Fording Canadian Coal Trust.  “Although hard coking coal prices have declined from 2006, they remain nearly double historical levels. The price differential between hard coking coal and semi-hard and other lower-quality coals is narrowing and should reduce the amount of substitution that has occurred in recent years.  This should serve to bolster long-term demand for high-quality hard coking coal. As such, we will continue to focus on producing consistently high-quality products to meet the needs of our customers.”

March rail performance to date has been negatively affected by avalanches in the mountains and a significant rail line washout west of Kamloops, British Columbia.  Rail service to the west coast ports has now been restored and sales volumes for the quarter are expected to be approximately 4.5 million tonnes, depending on vessel loadings to quarter end. Weather related transportation risks may continue into the second quarter. For the 2007 calendar year, sales volumes are expected to be in the range of 21.5 to 23 million tonnes.  Reduced sales volumes for the first quarter and low port inventory levels have restricted our ability to maximize sales volumes for the calendar year while maintaining product quality targets.

Cost of sales for the calendar year is expected to be in the range of $40 to $42 per tonne, depending on key inputs such as energy costs as well as coal production volumes.  Reduced coal production volumes and continued mining activities in the first quarter will result in increased unit cost of sales for the quarter.  The focus on mining activities will result in a higher strip ratio for the quarter, which is expected to decline to planned levels over the course of the year.

Transportation costs for the calendar year are expected to be approximately $35 to $36 per tonne, inclusive of approximately $1 per tonne demurrage costs associated with the increased waiting time for vessels to be loaded due to weather related issues.  The decrease in overall transportation costs year over year reflects the decrease in average contracted rail and ports rates.

Sustaining capital expenditures for the year at Elk Valley Coal Partnership is expected to be approximately $85 million, of which $50 million is the Trust’s share. This is consistent with the Trust’s expectation of long-term sustaining capital requirements of $3.50 per tonne annually.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership and earnings from its NYCO subsidiaries which are leading producers of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

This press release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate.

The forward-looking statements contained in this press release are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2008; an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and, no material variations in the current tax regulatory environment.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive.  Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may by superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

For further information contact:

Paul Armstrong

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

403-260-5215

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca